Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Share Distributions
(Amounts in thousands)

	Successor Company		Predecessor Company
	Eight months ended December 31, 2014		Four months ended April 30, 2014	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Earnings:
Income (loss) before income taxes	$(218,745)		$106,142	$293,697	$348,230	$326,083	$371,766
Add: Fixed charges from below	144,437		64,362	190,159	216,608	183,067	156,852

Total earnings before income taxes and fixed charges	$(74,308)		$170,504	$483,856	$564,838	$509,150	$528,618
Fixed charges:
Interest expense	$144,437		$64,362	$190,159	$216,608	$183,067	$156,852

Total fixed charges	$144,437		$64,362	$190,159	$216,608	$183,067	$156,852
Ratio of earnings (loss) to fixed charges		(1)	2.6x	2.5x	2.6x	2.8x	3.4x
Total fixed charges	$144,437		$64,362	$190,159	$216,608	$183,067	$156,852
Preferred share distributions	20,673		6,891	27,411	—	—	—

Total fixed charges and preferred share distributions	$165,110		$71,253	$217,570	$216,608	$183,067	$156,852
Ratio of earnings (loss) to fixed charges and preferred share distributions		(1)	2.4x	2.2x	2.6x	2.8x	3.4x

(1)
Ratios for the period indicated were less than one, as earnings were insufficient to cover fixed charges. The coverage deficiencies for total fixed charges and total fixed charges and preferred share distributions totaled approximately $218.7 million and $239.4 million, respectively.